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                                                                       EXHIBIT F

                   AMENDED AND RESTATED EMPLOYMENT AGREEMENT

     AGREEMENT dated as of September 19, 1996, between Innotech, Inc., a corporation organized under the laws of the State of Delaware ("Employer"), and Robert P. Padula ("Executive").

                               R E C I T A L S :

     WHEREAS, Executive desires to provide services to Employer and Employer desires to retain the services of Executive;

     WHEREAS, Employer and Executive entered into an employment agreement dated as of March 18, 1994 (the "March Agreement"), which was subsequently amended on October 2, 1995, December 1, 1995 and April 1, 1996 (the "collectively, Amendments"); and

     WHEREAS, Employer and Executive desire to amend and restate the March Agreement and the Amendments and to further modify the terms and conditions of Executive's employment with Employer.

     ACCORDINGLY, Employer and Executive hereby agree:

     1. Employment.

          1.1. General. Employer hereby employs Executive in the capacity of Vice President of Sales and Customer Care. Executive hereby accepts such employment, upon the terms and subject to the conditions herein contained.

          1.2. Duties. During Executive's employment with Employer, Executive shall report directly to the President and shall be responsible for performing those duties consistent with the position of executive vice president of sales and marketing, including all national and domestic sales, and international sales, managing the Customer Care Department, and performing such other duties as may from time to time be assigned to or requested of Executive by Employer's President and/or Board of Directors (the "Board"). Executive shall use his reasonable efforts to perform faithfully and effectively such responsibilities. Executive shall conduct all of his activities in a manner so as to maintain and promote the business and reputation of Employer.

          1.3. Full-Time Position. Executive, during his employment with Employer, shall devote all of his business time, attention and skills to the business and affairs of Employer.

          1.4. Location of Employment. Executive's place of employment during his employment with Employer shall be in Roanoke, Virginia or at any location as Employer may from time to time move its principal offices. Notwithstanding anything to the contrary herein, in the event Employer requires Executive to relocate to a location outside of the metropolitan Roanoke area and Executive fails to so relocate, such failure shall not be grounds for termination by Employer for "Cause" (as hereinafter defined).

     2. Compensation and Benefits.

          2.1. Salary. Effective September 19, 1996, Employer shall pay to Executive, and Executive shall accept, as full compensation for any and all services rendered and to be rendered by him to Employer in all capacities during the term of his employment, (i) a base salary at the annual rate of $145,000, or at such increased rate as the Board, in its sole discretion, may hereafter from time to time grant to Executive ("Base Salary"), payable in accordance with the regular payroll practices of Employer, and (ii) the additional benefits hereinafter set forth in this Section 2.

        2.2. Bonus.

             2.2.1. 1996. Employer shall pay to Executive, as additional compensation, a lump-sum bonus of $30,000 if the total sales of Employer's fourth quarter of fiscal year 1996 as determined in
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        accordance with generally accepted accounting principles and as set forth on Employer's financial statements (without any further adjustments) equals or exceeds $3,200,000.

             2.2.2. MICP. Executive shall be entitled to participate in Employer's Management Incentive Compensation Plan (the "MICP") and shall be entitled to awards granted pursuant to the terms thereof as determined by the Board.

          2.3. Executive Benefits.

             2.3.1. Expenses. Employer shall reimburse Executive for expenses he reasonably incurs in connection with the performance of his duties (including business travel and entertainment expenses), all in accordance with Employer's policy with respect thereto.

             2.3.2. Employer Plans. Executive shall be entitled to participate in such executive benefit plans and programs as Employer may from time to time offer or provide to executive officers of Employer, including, but not limited to, participation in life insurance, health and accident and medical plans and programs.

             2.3.3. Vacation. Executive shall be entitled to two weeks paid vacation for each twelve month period Executive is employed by Employer. Such vacation time shall be at such times as shall be approved by the President or Employer. Vacation, if not taken by Executive in any twelve month period, shall not carry over to any subsequent period or periods unless otherwise permitted by the policies of Employer.

     3. Stock Option.  [Intentionally omitted.]

     4. Termination of Employment.

          4.1. Termination. Executive's employment by Employer pursuant to this Agreement shall commence on the date of this agreement and shall continue until November 30, 1997. Thereafter, it shall continue for successive one-year periods commencing on December 1 of each subsequent year; provided, however, that either party may elect to terminate this Agreement as of November 30, 1997, or as of any subsequent November 30 (a "Renewal Termination Date"), by written notice to such effect delivered by the other party at least 60 days prior to such Renewal Termination Date. The election of Employer or Executive to terminate this Agreement as of November 30, 1997, or as of any Renewal Termination Date, as provided in this Section
     4.1 shall not be deemed to be termination by Employer under Sections 4.2.3,
     4.2.4 or 4.2.5 hereof or by Executive under Section 4.2.6 hereof, and in such event, Executive shall only be entitled to Base Salary through the Renewal Termination Date and that portions of any other benefits accrued and earned by Executive through the Renewal Termination Date. Upon termination of Executive's employment with Employer pursuant to Sections
     4.2.2 through 4.2.6 hereof, inclusive, Executive shall be released from any duties and obligations hereunder (except those duties and obligations set forth in Sections 5, 6.11, 6.12 and 6.13 hereof) and the obligations of Employer to Executive shall be as set forth in Section 4.3 hereof.

          4.2. Events of Termination. Executive's employment with Employer shall terminate upon the occurrence of any one or more of the following events:

             4.2.1. Death. In the event of Executive's death, Executive's employment shall terminate on the date of death.

             4.2.2. Disability. In the event of Executive's Disability (as hereinafter defined), Employer shall have the option to terminate Executive's employment by giving a Notice of Termination to Executive. The Notice of Termination shall specify the date of termination, which date shall not be earlier than thirty days after the Notice of Termination is given. For purposes of this Agreement, "Disability" means the inability of Executive to substantially perform his duties hereunder for ninety days out of 180 consecutive days as a result of a physical or mental illness all as determined in good faith by the Board.
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             4.2.3. Termination by Employer for Cause.  Employer may, at its
        option, terminate Executive's employment for "Cause" based on objective factors determined in good faith by a majority of the Board by giving a Notice of Termination to Executive specifying the reasons for termination and if Executive shall fail to cure same within ten days of his receiving the Notice of Termination his Employment shall terminate at the end of such ten day period; provided, that in the event the Board in good faith determines that the underlying reasons giving rise to such determination cannot be cured, then said cure period shall not apply and Executive's employment shall terminate on the date of Executive's receipt of the Notice of Termination. "Cause" shall mean (i) Executive's conviction of, guilty plea to, or confession of guilt of, a felony, (ii) dishonest or illegal conduct or misconduct or malfeasance by Executive in the performance of services for or on behalf of Employer, or other conduct detrimental to the business, operations or reputation of Employer, regardless of whether such conduct is within the scope of Executive's duties, (iii) failure by Executive to perform his duties, as assigned to him by the President from time to time, (iv) violation by Executive of the covenants set forth in this Agreement, (v) Executive's filing of a petition in bankruptcy or filing of a petition to take advantage of any insolvency act or the filing of any such petition against Executive, and (vi) except as may be permitted herein, disclosure of Confidential Information (as defined in Section 5.1 hereof) without the prior written consent of Employer.

             4.2.4. Without Cause By Employer. Employer may, at its option, terminate Executive's employment for any reason whatsoever (other than for the reasons set forth above in this Section 4.2) by giving a Notice of Termination to Executive, and Executive's employment shall terminate on the later of the date the Notice of Termination is given or the date set forth in such Notice of Termination.

             4.2.5. Employer's Material Breach. Executive may, at his option, terminate Executive's employment upon Employer's material breach of this Agreement by giving Employer written notice of such breach (which notice shall identify the manner in which Employer has materially breached this Agreement) and if such breach is not cured within thirty days of Employer receiving such written notice, Executive's employment shall terminate at the end of such thirty day period. Employer's Material Breach of this Agreement shall mean (i) the failure of Employer to pay Base Salary or other earned and unpaid bonus hereunder in accordance with this Agreement or (ii) the assignment to Executive, without Executive's consent, of duties substantially inconsistent with his duties as set forth in Section 1.2 hereof.

             4.2.6. Without Cause by Executive. Executive may terminate Executive's employment for any reason whatsoever by giving a Notice of Termination to Employer. Executive's employment shall terminate on the earlier of (i) the date, following the date of the Notice of Termination, upon which a suitable replacement for Executive is found by Employer, or (ii) five days after the date of receipt by Employer of the Notice of Termination.

          4.3. Certain Obligations of Employer Following Termination of Executive's Employment. Following the termination of Executive's employment under the circumstances described below, Employer shall pay to Executive in accordance with its regular payroll practices the following compensation and provide the following benefits in full satisfaction and final settlement of any and all claims and demands that Executive now has or hereafter may have hereunder against Employer:

             4.3.1. Death; Disability. In the event that Executive's employment is terminated by reason of Executive's death or for Disability, Executive or his estate, as the case may be, shall be entitled to the following payments:

                (i) Base Salary through the date Executive's employment is terminated; and

                (ii) Employer shall pay to Executive or his estate, as the case may be, the amounts and shall provide all benefits generally available under the employee benefit plans, and the policies and practices of Employer, determined in accordance with the applicable terms and provisions
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           of such plans, policies and practices, in each case, as accrued to the date of termination or otherwise payable as a consequence of Executive's death or Disability.

             4.3.2. Without Cause by Employer; Material Breach By Employer. In the event that Executive's employment is terminated by Employer pursuant to Section 4.2.4 or by Executive pursuant to Section 4.2.5, Executive shall be entitled to the following payments:

                (i) Base Salary through the date Executive's employment is terminated;

                (ii) a pro-rata portion of any amounts Executive would be entitled to under the MICP, if any, accrued on or prior to date Executive's employment is terminated for any reason hereunder; and

                (iii) continuing payments of Base Salary, payable in accordance with the regular payroll practices of Employer, for twelve months following the date of termination of Executive's employment.

             4.3.3. Termination by Executive Without Cause or by Employer for Cause. In the event Executive's employment as terminated by Executive pursuant to 4.2.6 or by Employer pursuant to Section 4.2.3, Executive shall be entitled to no further compensation or other benefits under this Agreement, except as to that portion of any unpaid Base Salary and other benefits earned by him hereunder but not yet paid up to and including the effective date of such termination. Executive shall not be entitled to receive any additional compensation pursuant to the MICP, except that Executive shall be entitled to receive any amounts earned but not yet paid under the MICP in respect of any fiscal year prior to the year of termination and other benefits, if any, in accordance with other applicable plans and policies of Employer.

          4.4. Nature of Payments. All amounts to be paid by Employer to Executive pursuant to this Section 4 are considered by the parties to be severance payments. In the event such payments are treated as damages, it is expressly acknowledged by the parties that damages to Executive for termination of employment would be difficult to ascertain and the above amounts are reasonable estimates thereof.

     5. Confidentiality; Nonsolicitation; NonCompete.

          5.1. Confidential Information Defined. "Confidential Information" means any and all information (oral or written) relating to Employer or any person controlling, controlled by, or under common control with Employer or any of their respective activities, including, but not limited to, information relating to: discoveries, innovations, chemistry, patents, patent applications, know how, secret processes, research, test procedures and results, machinery and equipment; manufacturing processes; financial information; products; identity and description of materials and services used; purchasing; costs; pricing; customers and prospects; advertising, promotion and marketing; trademarks and trademark registrations; copyrights and copyright registrations; and information pertaining to any governmental investigation, except such information which can be shown by Executive to be generally in the public domain (such information not being deemed to be in the public domain merely because it is embraced by more general information which is in the public domain), other than as a result of a breach of the provisions of Section 5.2 hereof.

          5.2. Nondisclosure of Confidential Information. Executive shall not, at any time (other than as may be required or appropriate in connection with the performance by him of his duties hereunder) directly or indirectly, use, communicate, disclose or disseminate any Confidential Information in any manner whatsoever (except as may be required under legal process by subpoena or other court order).

          5.3. Certain Activities. Executive shall not while employed by Employer and thereafter, directly or indirectly, hire, offer to hire, entice away or in any other manner persuade or attempt to persuade any officer, employee, agent, lessor, lessee, licensor, licensee, customer, prospective customer or supplier of Employer to discontinue or alter his or its relationship with Employer.

          5.4. Covenant Not to Compete. During Executive's employment and for a period of one year after the termination of Executive's employment, Executive shall not directly or indirectly engage in
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     competition with Employer by being associated with any competitor of
     Employer that sells or offers to sell any products or services which compete with the products or services offered or sold by Employer or being developed by Employer for sale at the time termination of employment would be difficult to ascertain and the above amounts are reasonable estimates thereof.

     6. Miscellaneous Provisions.

          6.1. Severability. If in any jurisdiction any term or provision hereof is determined to be invalid or unenforceable, (a) the remaining terms and provisions hereof shall be unimpaired, (b) any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (c) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

          6.2. Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement (and all signatures need not appear on any one counterpart), and this Agreement shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

          6.3. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, or when delivered if mailed by registered or certified mail or private courier service, postage prepaid, return receipt requested or via facsimile (with confirmed answerback) as follows:

        If to Employer, to:
               Innotech, Inc.
               5568 Airport Road
               Roanoke, VA 24012
               Attention: President
               Telecopy No.: (540) 366-5177

        Copy to:
               Joel D. Zychick, Esq.
               c/o Hertzog, Calamari & Gleason
               100 Park Avenue
               New York, NY 10017
               Telecopy No.: (212) 213-1199

        If to Executive, to:
               Robert P. Padula
               161 Twenty-Seventh Street
               Roanoke, VA 24014

        or to such other address(es) as a party hereto shall have designated by like notice to the other parties hereto.

          6.4. Amendment. No provision of this Agreement may be modified, amended, waived or discharged in any manner except by a written instrument executed by Employer and Executive.

          6.5. Entire Agreement. This Agreement, as of the date hereof, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties hereto, oral or written, with respect to the subject matter hereof.

          6.6. Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be wholly performed therein without regard to its conflicts or choice of law provisions.
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          6.7. Headings.  The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

          6.8. Binding Effect; Successors and Assigns. Executive may not delegate his duties or assign his rights hereunder. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

          6.9. Waiver. etc. The failure of either of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of either of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party against whom or which enforcement of such waiver is sought, and no waiver of any such breach shall be construed or deemed to be a waiver of any other or subsequent breach.

          6.10. Capacity, etc. Executive and Employer hereby represent and warrant to the other that: (a) he or it has full power, authority and capacity to execute and deliver this Agreement, and to perform his or its obligations hereunder; (b) such execution, delivery and performance shall not (and with the giving of notice or lapse of time or both would not) result in the breach of any agreements or other obligations to which he or it is a party or he or it is otherwise bound; and (c) this Agreement is his or its valid and binding obligation in accordance with its terms.

          6.11. Enforcement. If any party institutes legal action to enforce or interpret the terms and conditions of this Agreement, the prevailing party shall be awarded reasonable attorneys' fees at all trial and appellate levels, and the expenses and costs incurred by such prevailing party in connection therewith. Venue for any such action shall exclusively be Roanoke, Virginia.

        6.12. Arbitration.

             (i) Any dispute under Section 4 of this Agreement, including but not limited to the determination by the Board of a termination for Cause pursuant to Section 4.2.3 hereof or in respect of the breach thereof shall be settled by arbitration in Roanoke, Virginia. The arbitration shall be accomplished in the following manner. Either party may serve upon the other party written demand that the dispute, specifying the nature thereof, shall be submitted to arbitration. Within 10 days after the service of such demand, each of the parties shall designate an arbitrator and serve written notice of such appointment upon the other party. If either party fails within the specified time to appoint such arbitrator, the other party shall be entitled to appoint both arbitrators. The two arbitrators so appointed shall appoint a third arbitrator.

             (ii) The decision of the arbitrators shall be final and binding upon the parties. The arbitration shall be conducted, to the extent consistent with this Section 6.12, in accordance with the then prevailing rules of commercial arbitration of the American Arbitration Association or its successor.

          6.13. Continuing Effect. Where the context of this Agreement requires, the respective rights and obligations of the parties shall survive any termination or expiration of the term of this Agreement.
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     IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the date first above written.

                                          INNOTECH, INC.

                                          By: /s/ STEVEN A. BENNINGTON

                                            ------------------------------------
                                            Name: Steven A. Bennington
                                            Title: President

                                          /s/ ROBERT P. PADULA

                                          --------------------------------------
                                          Robert R. Padula